                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 AMENDMENT NO. 1
                                       ON
                                   FORM 6-K/A

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of May, 2006
                        Commission File Number: 33-99284

                                 STENA AB (PUBL)
                 (Translation of registrant's name into English)

                  MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]   Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934:

                                 Yes [_]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-. _______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Stena AB (Publ)

Date: July 3, 2006                            By: /s/ Svante Carlsson
                                                  ------------------------------
                                              Name:  Svante Carlsson
                                              Title: Chief Financial Officer and
                                                     Executive Vice President

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                                EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A amends and restated in its entirety the
Registrant's Report on Form 6-K for the month of May 2006, as filed with the
Securities and Exchange Commission on May 31, 2006 in order to add Note 4 US
GAAP Information to the Condensed Consolidated Financial Statements and to
update Subsequent Events for another vessel delivery.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                           FORWARD-LOOKING STATEMENTS

          This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities
Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.
Some of these statements can be identified by terms and phrases such as
"anticipate," "should," "likely," "foresee," "believe," "estimate," "expect,"
"intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that management believes are reasonable and relate to the future prospects, developments and business strategies. Such statements reflect the current views and assumptions with respect to future events and are subject to risks and uncertainties.

          Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

-    changes in general economic and business conditions;

-    unanticipated changes in laws and regulations;

-    changes in currency exchange rates and interest rates;

-    risks incidents to vessel operations, including discharge of pollutants;

-    introduction of competing products and services by other companies;

-    changes in trading or travel patterns;

-    increases of costs of  operations  or the  inability to meet  efficiency or cost reduction objectives;

-    changes in business strategy; and

-    other risk factors  listed in the reports  furnished to the  Securities and
     Exchange Commission from time to time.

          The Company does not intend, and undertakes no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. The actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

Table of Contents                                                        Page
------------------                                                     -------
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Income Statements for
the three month periods ended March 31, 2005 and March 31, 2006              5

Condensed Consolidated Balance Sheets as of
December 31, 2005 and March 31, 2006                                         6

Condensed Consolidated Statements of Cash Flow for
the three month periods ended March 31, 2005 and March 31, 2006              7

Notes to Condensed Consolidated Financial Statements                    8 - 10

OPERATING AND FINANCIAL REVIEW                                         11 - 21

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                    CONDENSED CONSOLIDATED INCOME STATEMENTS

                                                   THREE MONTH PERIODS ENDED
                                               ---------------------------------
                                                                 MARCH 31, 2006
                                               MARCH 31, 2005   ----------------
                                                     SEK          SEK       $
                                               --------------   ------   -------
                                                         (IN MILLIONS)
Revenues:
Ferry operations ...........................        1,745        1,738      224
Drilling ...................................          374          688       89
Shipping ...................................          979        1,230      158
   Net gain on sale of vessels .............           --          373       48
                                                   ------       ------   ------
   Total shipping ..........................          979        1,603      206
Property ...................................          487          480       62
   Net gain on sale of properties ..........           48           55        7
                                                   ------       ------   ------
   Total property ..........................          535          535       69
Other ......................................          151          299       39
                                                   ------       ------   ------
Total revenues .............................        3,784        4,863      627
                                                   ------       ------   ------

Direct operating expenses:
Ferry operations ...........................       (1,450)      (1,332)    (172)
Drilling ...................................         (294)        (342)     (44)
Shipping ...................................         (628)        (896)    (115)
Property ...................................         (223)        (247)     (32)
Other ......................................         (138)        (268)     (35)
                                                   ------       ------   ------
Total direct operating expenses ............       (2,733)      (3,085)    (398)
                                                   ------       ------   ------
Selling and administrative expenses ........         (426)        (441)     (57)
Depreciation and amortization ..............         (417)        (474)     (61)
                                                   ------       ------   ------
Total operating expenses ...................       (3,576)      (4,000)    (516)
                                                   ------       ------   ------
Income from operations .....................          208          863      111
                                                   ------       ------   ------
Share of affiliated companies results ......           --           10        1

Financial income and expense:
Dividends received .........................            7           12        2
Gain (loss) on securities, net .............          202          553       71
Interest income ............................          121          175       23
Interest expense ...........................         (333)        (387)     (50)
Foreign exchange gains (losses), net .......           14            1       --
Other financial income (expense), net ......          (33)         (32)      (4)
                                                   ------       ------   ------
Total financial income and expense .........          (22)         322       42
                                                   ------       ------   ------
Minority interests .........................           (4)          (1)      --
Income before taxes ........................          182        1,194      154
Income taxes ...............................          (42)        (132)     (17)
                                                   ------       ------   ------
Net income .................................          140        1,062      137
                                                   ======       ======   ======

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                    MARCH 31, 2006
                                                DECEMBER 31, 2005   --------------
                                                        SEK          SEK       $
                                                -----------------   ------   -----
                                                               (IN MILLIONS)

                    ASSETS

Noncurrent assets:

Intangible assets ...........................            806           798     103
Tangible fixed assets:
Vessels .....................................         13,585        12,787   1,647
Construction in progress ....................          1,280         2,552     329
Equipment ...................................            626           644      83
Property ....................................         17,275        17,717   2,281
                                                      ------        ------   -----
Total tangible fixed assets .................         32,766        33,700   4,340
                                                      ------        ------   -----
Financial fixed assets:
Investment in affiliated companies ..........            332           345      44
Investment in VIEs ..........................          5,753         6,920     891
Marketable securities .......................          3,295         3,546     457
Other assets ................................          1,440         5,007     645
                                                      ------        ------   -----
Total financial fixed assets ................         10,820        15,818   2,037
Total noncurrent assets .....................         44,392        50,316   6,480
                                                      ------        ------   -----
Current assets:
Inventories .................................            325           362      47
Trade debtors ...............................          2,092         2,005     258
Other receivables ...........................          1,156         1,470     189
Prepaid expenses and accrued income .........            890         1,264     163
Short-term investments ......................          2,213         1,816     234
Cash and cash equivalents ...................          3,744         3,130     403
                                                      ------        ------   -----
Total current assets ........................         10,420        10,047   1,294
                                                      ------        ------   -----

Total assets ................................         54,812        60,363   7,774
                                                      ======        ======   =====

      STOCKHOLDERS'EQUITY AND LIABILITIES

Stockholders' equity:

Capital stock ...............................              5             5       1
Reserves ....................................         15,127        16,533   2,129
                                                      ------        ------   -----
Total stockholders' equity ..................         15,132        16,538   2,130
                                                      ------        ------   -----
   Minority interests .......................            131           127      16
Provisions:

   Deferred income taxes ....................          1,517         1,596     206
   Pension liabilities ......................          1,882         1,761     227
   Other provisions .........................             46           231      30
                                                      ------        ------   -----
Total provisions ............................          3,445         3,588     463
                                                      ------        ------   -----
Noncurrent liabilities:

   Long-term debt ...........................         19,773        19,624   2,527
   Debt in VIEs .............................          4,844         5,073     653
   Senior notes .............................          4,821         4,717     607
   Capitalized lease obligations ............          1,325         5,032     648
   Other noncurrent liabilities .............            286         1,066     138
                                                      ------        ------   -----
Total noncurrent liabilities ................         31,049        35,512   4,573
                                                      ------        ------   -----
Current liabilities:

   Short-term debt ..........................            834           292      38
   Capitalized lease obligations ............             40            40       5
   Trade accounts payable ...................            902           875     113
   Income tax payable .......................            198           151      19
   Other ....................................            533           444      57
   Accrued costs and prepaid income .........          2,548         2,796     360
                                                      ------        ------   -----
Total current liabilities ...................          5,055         4,598     592
                                                      ------        ------   -----

Total stockholders' equity and liabilities ..         54,812        60,363   7,774
                                                      ======        ======   =====

                                        6

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                     THREE MONTH PERIODS ENDED
                                                                  -------------------------------
                                                                  MARCH 31, 2005   MARCH 31, 2006
                                                                  --------------   --------------
                                                                        SEK          SEK      $
                                                                  --------------   ------   -----
                                                                           (IN MILLIONS)

NET CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ....................................................          140        1,062    137
Adjustments to reconcile net income (loss) to net cash provided by/ (used) in operating activities:
Depreciation and amortization .................................          417          474     61
Gain on sale of property, vessels and equipment ...............          (48)        (434)   (56)
Gain on securities, net .......................................         (202)        (553)   (71)
Unrealized foreign exchange (gains) losses ....................           50          (94)   (12)
Deferred income taxes .........................................            8          100     13
Minority interests ............................................            4            1     --
Other non cash items ..........................................           (7)         (60)    (8)
Net cash flows from trading securities ........................         (657)         715     92
Share of result from associated companies .....................           --          (10)    (1)
Changes in assets and liabilities:
Receivables ...................................................          (91)        (220)   (28)
Prepaid expenses and accrued income ...........................         (137)        (382)   (49)
Inventories ...................................................          (13)         (39)    (5)
Trade accounts payable ........................................          (54)         (21)    (3)
Accrued costs and prepaid income ..............................          226          269     34
Income tax payable ............................................            4          (46)    (6)
Other current liabilities .....................................           11         (107)   (14)
                                                                        ----       ------   ----
Net cash provided by/(used in) operating activities ...........         (349)         655     84
                                                                        ----       ------   ----

NET CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of intangible assets .................................          (13)          --     --
Cash proceeds from sale of property, vessels and equipment ....          169        1,446    186
Capital expenditure on property, vessels and equipment ........         (626)      (2,527)  (324)
Purchase of subsidiaries, net of cash acquired ................           (3)          --     --
Proceeds from sale of securities ..............................          676        1,564    201
Purchase of securities ........................................         (761)      (1,880)  (242)
Increase of non-current assets ................................          (39)          --     --
Other investing activities ....................................           (6)      (3,576)  (460)
                                                                        ----       ------   ----
Net cash used in investing activities .........................         (603)      (4,973)  (639)
                                                                        ----       ------   ----

NET CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of debt ................................            8        1,233    159
Principal payments on debt ....................................         (307)        (844)  (109)
Net change in borrowings on line-of-credit agreements .........         (467)        (281)   (36)
New capitalized lease obligations .............................           --        3,735    481
Principal payments on capital lease obligations ...............           (9)          (9)    (1)
Net change in restricted cash accounts ........................           46          (76)   (11)
Other financing activities ....................................            4           (9)    (1)
                                                                        ----       ------   ----
Net cash provided by/(used in) financing activities ...........         (725)       3,749    482
                                                                        ----       ------   ----

Effect of exchange rate changes on cash and cash equivalents ..           13          (45)    (6)
                                                                        ----       ------   ----
Net change in cash and cash equivalents .......................       (1,664)        (614)   (79)

Cash and cash equivalents at beginning of period ..............        2,380        3,744    482
                                                                        ----       ------   ----
Cash and cash equivalents at end of period ....................         716         3,130    403
                                                                        ====       ======   ====

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 BASIS OF PRESENTATION

          The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries ("the Company") and have been prepared in accordance with Swedish
GAAP.

          The interim financial information included in the condensed consolidated financial statements is unaudited but reflects all adjustments
(consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the full year.

          Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into US dollars ($)
using the noon buying rate on March 31, 2006 of $1 = SEK 7.7653.

NOTE 2 SEGMENT INFORMATION

                                                       THREE MONTH PERIODS
                                                         ENDED MARCH 31,
                                                            2005   2006
                                                            ----   ----
Income from operations:
Ferry operations....................................        (105)   (22)
Drilling............................................         (95)   127
Shipping: Roll-on/Roll-off vessels..................          34     28
          Crude oil tankers.........................         208    196
          Other shipping............................          (6)    (5)
          Net gain on sale of vessels...............          --    373
                                                             ---    ---
          Total shipping............................         236    592
Property............................................         183    165
          Net gain on sale of properties............          48     55
                                                             ---    ---
          Total property............................         231    220
Other...............................................         (59)   (54)
                                                             ---    ---
Total...............................................         208    863
                                                             ---    ---

                                                       THREE MONTH PERIODS
                                                         ENDED MARCH 31,
                                                            2005   2006
                                                            ----   ----
Depreciation and amortization:

Ferry operations....................................         194    204
Drilling............................................         135    172
Shipping: Roll-on/Roll-off vessels..................          29     28
          Crude oil tankers.........................           5     11
          Other shipping............................           3      3
                                                             ---    ---
          Total shipping............................          37     42
Property............................................          43     40
Other...............................................           8     16
                                                             ---    ---

Total...............................................         417    474
                                                             ---    ---

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                                       THREE MONTH PERIODS
                                                          ENDED MARCH 31,
                                                       -------------------
                                                           2005    2006
                                                           ----   -----
Capital expenditures:
Ferry operations....................................         91     134
Drilling............................................         49   1,349
Shipping: Roll-on/Roll-off vessels..................        195      79
   Crude oil tankers................................        207     198
   Other shipping...................................         13       3
                                                            ---   -----
   Total shipping...................................        415     280
Property............................................         67     750
Other...............................................          4      14
                                                            ---   -----
Total...............................................        626   2,527
                                                            ---   -----

NOTE 3 STOCKHOLDERS' EQUITY

          Restricted reserves include both untaxed reserves (net of deferred taxes) and legal reserves. The legal reserves of SEK 208 million are not available for distribution as they are required to be held to meet statutory requirements in Sweden and other countries where group companies operate. The untaxed reserves may be distributed as dividends upon payment of the related taxes.

          The changes in stockholders' equity for the period December 31, 2005 to March 31, 2006 are as follows:

                                                                                         TOTAL
                                               CAPITAL   RESTRICTED   UNRESTRICTED   STOCKHOLDERS'
                                                STOCK     RESERVES      RESERVES        EQUITY
                                               -------   ----------   ------------   -------------
                                                (SEK in millions)

Balance at December 31, 2005................      5         926          14,201          15,132
Transfers between reserves..................     --           8              (8)             --
Revaluation of financial instruments .......     --          --             207             207
Reclassification of capital in VIE's .......     --          --             199             199
Foreign currency translation adjustments ...     --          --             (62)            (62)
Net income .................................     --          --           1,062           1,062
                                                ---         ---          ------          ------
Balance at March 31, 2006...................      5         934          15,599          16,538
                                                ---         ---          ------          ------

NOTE 4 US GAAP INFORMATION

          The accompanying condensed consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. A description of differences between Swedish GAAP and US
GAAP which significantly affect the determination of net income and stockholders' equity of the Company is set forth in Note 31 to the Consolidated
Financial Statements included in the Company's Annual Report on Form 20-F. The following is a summary of the adjustments to net income and stockholders' equity that would have been required if US GAAP had been applied instead of Swedish
GAAP in the preparation of the condensed consolidated financial statements.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 US GAAP INFORMATION, CONTINUED

                                                       THREE MONTH PERIODS
                                                          ENDED MARCH 31,
                                                       -------------------
(SEK in millions)                                          2005    2006
                                                           ----    ----
Net income under Swedish GAAP ......................        140   1,062

Adjustments to reconcile to US GAAP:

Disposal of assets..................................         21    (332)
Depreciation of properties..........................        (47)    (40)
Investments in securities...........................       (180)   (310)
Financial instruments...............................        916     (74)
Purchase accounting Stena Line......................          9       9
Business combinations...............................          3      10
Pensions............................................         (8)     --
Deferred costs......................................          3       4
Capital lease transactions..........................         --      18
Others..............................................          4       4
Tax effect of US GAAP adjustments...................       (174)     48
                                                           ----     ---
Net income under US GAAP............................        687     399
                                                            ---     ---

                                                        AS OF      AS OF
                                                       DEC 31,   MARCH 31,
                                                        2005        2006
                                                       -------   ---------
Stockholders' equity under Swedish GAAP ............    15,132     16,538

Adjustments to reconcile to US GAAP:

Disposal of assets..................................      (370)      (702)
Depreciation of properties..........................      (515)      (555)
Financial instruments...............................     1,822      1,748
Purchase accounting Stena Line......................      (330)      (321)
Business combinations...............................        48         58
Pensions............................................       (71)       (71)
Deferred costs......................................       (13)        (9)
Capital lease transactions..........................      (766)      (748)
Others..............................................       (56)       (52)
Tax effect of US GAAP adjustments...................        32         29
                                                            --         --
Stockholders' equity under US GAAP..................    14,913     15,915
                                                        ------     ------

          Comprehensive income

          The Company has adopted Statement of Financial Accounting ("SFAS") No.
130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in stockholders' equity (except those arising from transactions with the owners) and includes net income, net unrealized gains or losses on available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP for the three month periods ended March 31,
2005 and 2006 was SEK 885 million and SEK 618 million, respectively.

                                        10

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                         OPERATING AND FINANCIAL REVIEW

          The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off vessels, tankers and drilling rigs, managing tankers, sales of vessels and from real estate rents. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisitions of vessels, drilling rigs and real estate also have an impact on the results of each period.

HIGHLIGHTS OF THE FIRST THREE MONTHS OF 2006

          The two product tankers Stena Contest and Stena Concept which were delivered from the shipyard in the spring 2005 were sold to Arlington Tankers
Ltd in January 2006. Both tankers were chartered back for a period of three years.

          In February 2006, the Company delivered the Stena Compass to its new owner pursuant to the agreement entered into in late 2005 with a Greek shipping company, to sell its two tanker newbuildings.

          In March 2006, the Company entered into an agreement to sell the RoPax vessel Svealand to the Danish company DFDS Tor Line for delivery at the end of
April 2006. The Company also entered into an agreement with the Italian shipyard
Visentini to acquire a RoPax vessel currently under construction, which is expected to be delivered in 2007.

          In March 2006, the Company entered into an agreement to sell the drilling rig Stena Dee to the Norwegian company Songa Offshore for a total consideration of $270 million for delivery in May 2006. Also in March 2006, the
Company ordered another drillship of Stena DrillMAX type from the Samsung shipyard in Korea. The total investment is approximately $620 million with expected delivery in mid 2008. At the end of March 2006, a five year finance lease agreement was entered into for the Stena DrillMAX, the first drillship ordered in 2005.

          In the three months ended March 31, 2006, properties were acquired at an amount of approximately SEK 700 million, mainly in Gothenburg and Stockholm.
Properties were sold for approximately SEK 400 million.

SUBSEQUENT EVENTS

               In April 2006, the RoPax vessel Svealand was delivered to DFDS
Tor Line. In May 2006, the rig Stena Dee was delivered to Songa Offshore. The rig was chartered back to the Company through 2008 to complete its present charter contract with Norsk Hydro. The gains of the sales were recorded at delivery. In June 2006, delivery was made of the tanker newbuilding Stena
Compassion.

                                       11

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

CURRENCY EFFECTS

          The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. Revenues in the ferry operations are mainly generated in SEK,
British pounds, Euro, Norwegian kronor and Danish kronor. Approximately 30% of the Company's total revenues are generated in US dollars and approximately 30%
are generated in SEK. Also, approximately 30% of the Company's total expenses are incurred in US dollars and approximately 30% are incurred in SEK. Although the Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced by changes in the currency rates. The exchange rates as used for consolidation purposes are as follows:

Average rates:                                        Jan-Mar   Jan-Mar
                                                        2005      2006    Change
                                                      -------   -------   ------

US $...............................................     6.92      7.78      12%
British pound......................................    13.08     13.63       4%
Euro...............................................     9.07      9.35       3%

Closing rates:                                       As of     As of
                                                    Dec 31,   March 31,
                                                     2005      2006       Change
                                                   --------   ---------   ------

US $............................................     7.9525     7.7450      (3)%
British pound...................................    13.7325    13.4900      (2)%
Euro............................................     9.4300     9.3975      --

                                       12

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

        THREE MONTHS ENDED MARCH 31, 2006 COMPARED TO THREE MONTHS ENDED
                                 MARCH 31, 2005

REVENUES

          Total revenues increased SEK 1,079 million, or 29%, in the three months ended March 31, 2006 to SEK 4,863 million from SEK 3,784 million in the three months ended March 31, 2005, as a result of increased revenues in the
Drilling, Shipping and Other segment, together with the effect of the weakening of the SEK against the US dollar and, to a lesser extent, the British pound and the euro.

          Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations decreased SEK 7 million in the three months ended March 31, 2006 to SEK 1,738 million from SEK 1,745 million in the three months ended March 31, 2005, mainly because of reduced revenues in the travel business due to lower volumes for passengers and cars, partly offset by higher revenues from the freight business.

          Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 314 million, or 84%, in the three months ended March 31, 2006 to SEK 688 million from SEK 374 million in the three months ended March 31, 2005, mainly due to new contracts at higher day rates for the Stena Clyde and the Stena Tay, together with the weakening of the
SEK against the US dollar. The change in day rates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

          Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us.
Revenues from shipping operations increased SEK 251 million, or 26%, in the three months ended March 31, 2006 to SEK 1,230 million from SEK 979 million in the three months ended March 31, 2005.

          Revenues from chartering out Roll-on/Roll-off vessels increased SEK 5 million to SEK 111 million from SEK 106 million, or 5%, mainly due to charter hire received for the Stena Challenger which was chartered out to a third party beginning in June 2005, partly offset by the sale of the RoPax vessel Pride of
Aquitaine in October 2005.

          Revenues from crude oil tankers increased SEK 249 million, or 30%, in the three months ended March 31, 2006 to SEK 1,086 million from SEK 837 million in the three months ended March 31, 2005, mainly due to charter hire received for the additional tankers chartered in and the charter hire received for the
Stena Contest, Stena Concept and Stena Arctica, which were delivered in March,
April and November 2005, respectively, together with the decrease of the SEK with respect to the US dollar. In the three months ended March 31, 2006, the
Company operated an average of 41 tankers (chartered in or owned), compared to an average of 35 tankers in the three months ended March 31, 2005.

          Net Gain on Sale of Vessels, Shipping. In the three months ended March
31, 2006, gains of SEK 373 million were recorded on the sale of the tanker vessels Stena Contest, Stena Concept and Stena Compass. In the three months ended March 31, 2005, no vessel sales were made.

          Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations decreased SEK 7 million in the three months ended March 31, 2006 to
SEK 480 million from SEK 487 million in the three months ended March 31, 2005.

          Net Gain on Sale of Properties. In the three months ended March 31,
2006, gains of SEK 55 million were recorded on the sale of properties. In the three months ended March 31, 2005, gains of SEK 48 million were recorded.

          Other. Other revenues in the three months ended March 31, 2006 were
SEK 299 million, which includes SEK 153 million related to the garden center and flower business "Blomsterlandet" and SEK 145 million related to Envac, a company in the automated waste collection business acquired in May 2005. Other revenues in the three months ended March 31, 2005 were SEK 151 million, which relate almost entirely to Blomsterlandet.

                                       13

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

DIRECT OPERATING EXPENSES

          Total direct operating expenses increased SEK 352 million in the three months ended March 31, 2006 to SEK 3,085 million from SEK 2,733 million in the three months ended March 31, 2005, or 23%, as a result of increased operating expenses in all operations except for the ferry operations, together with the weakening of the SEK against the US dollar and, to a lesser extent, the British pound and the euro.

          Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations decreased SEK 118 million, or (8) %, in the three months ended March 31, 2006 to SEK 1,332 million from SEK 1,450 million in the three months ended March 31, 2005, mainly due to decreased expenses for costs of goods sold on the vessels and package tour costs together with lower charter and redundancy costs, partly offset by higher personnel costs. Direct operating expenses for ferry operations for the three months ended March 31, 2006 was 77%
of revenues, as compared to 83% for the three months ended March 31, 2005.

          Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 48 million, or 16%, in the three months ended March 31, 2006 to SEK 342 million from SEK 294 million in the three months ended March 31, 2005, mainly due to increased personnel expenses for the Stena Clyde, which after modifications was moved from Indonesia to Australia in October 2005, together with the weakening of the SEK with respect to the US dollar. Direct operating expenses from drilling operations for the three months ended March 31, 2006 were 50% of drilling revenues, as compared to 79% for the three months ended March 31, 2005.

          Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK
268 million, or 43%, in the three months ended March 31, 2006 to SEK 896 million from SEK 628 million in the three months ended March 31, 2005.

          Direct operating expenses with respect to Roll-on/Roll-off vessels increased by SEK 15 million, or 45%, in the three months ended March 31, 2006 to
SEK 48 million from SEK 33 million in the three months ended March 31, 2005, mainly due to increased expenses for the Stena Challenger, which was chartered out to a third party beginning in June 2005. Direct operating expenses for
Roll-on/Roll-off vessels for the three months ended March 31, 2006 were 43% of revenues, as compared to 31% for the three months ended March 31, 2005.

          Direct operating expenses associated with crude oil tankers increased
SEK 252 million, or 42%, in the three months ended March 31, 2006 to SEK 846 million from SEK 594 million in the three months ended March 31, 2005, mainly due to increased expenses resulting from a larger fleet and higher market rates for chartered in vessels together with the weakening of the SEK with respect to the US dollar. Direct operating expenses for crude oil operations for the three months ended March 31, 2006 were 78% of revenues, as compared to 71% for the three months ended March 31, 2005. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between
6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

          Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 24 million, or 11%, in the three months ended March 31, 2006 to
SEK 247 million from SEK 223 million in the three months ended March 31, 2005.
Direct operating expenses from property operations in the three months ended
March 31, 2006 were 51% of property revenues, as compared to 46% for the three months ended March 31, 2005.

          Other. Other direct operating expenses in the three month March 31,
2006 were SEK 268 million, which includes SEK 156 million related to the garden center and flower business "Blomsterlandet" and SEK 112 million related to
Envac, a company in the automated waste collection business acquired in May
2005. Other direct operating expenses in the three month ended March 31, 2005 were SEK 138 million which relates entirely to Blomsterlandet.

SELLING AND ADMINISTRATIVE EXPENSES

          Selling and administrative expenses increased SEK 15 million, or 4%, in the three months ended March 31, 2006 to SEK 441 million from SEK 426 million in the three months ended March 31, 2005, mainly due to

                                       14

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

increased expenses due to the acquisition of Envac in May 2005 together with increased personnel costs and the weakening of the SEK with respect to the US dollar and to a lesser extent the British pound and the euro.

DEPRECIATION AND AMORTIZATION

          Depreciation and amortization charges increased SEK 57 million, or
14%, in the three months ended March 31, 2006 to SEK 474 million from SEK 417 million in the three months ended March 31, 2005, mainly due to the weakening of the SEK with respect to the US dollar, which impacted depreciation charges of the drilling rigs which are denominated in US dollars. The depreciation also increased for the Stena Clyde, due to further investment in mid 2005.

SHARE OF AFFILIATED COMPANIES' RESULTS

          Share of affiliated companies' results in the three months ended
March 31, 2006 refer to the Company's portion of the results of Wilh.
Sonessons AB (publ) and Ballingslov AB (publ). Share of affiliated companies' results in the three months ended March 31, 2005 refer to the
Company's portion of the results of Wilh. Sonessons AB (publ) only.

FINANCIAL INCOME AND EXPENSE, NET

          Financial income and expense, net increased by SEK 344 million in the three months ended March 31, 2006 to SEK 322 million from SEK (22) million in the three months ended March 31, 2005.

          Net gain (loss) on securities in the three months ended March 31, 2006 was SEK 553 million, of which SEK 271 million related to net realized gains on marketable debt and equity securities and investments in VIE's while SEK 282 million related to net unrealized gains. Net gain (loss) on securities in the three months ended March 31, 2005 amounted to SEK 202 million, of which SEK 22 million related to net realized gains and SEK 180 million related to net unrealized gains.

          Interest income in the three months ended March 31, 2006 increased SEK
54 million to SEK 175 million from SEK 121 million in the three months ended
March 31, 2005. Interest income related to the investments in Variable Interest
Entities (VIE's) increased SEK 40 million to SEK 119 million from SEK 79 million, partly as the result of the investment in a new VIE.

          Interest expense for the three months ended March 31, 2006 increased
SEK 54 million to SEK (387) million from SEK (333) million for the three months ended March 31, 2005. Interest expense for the investments in VIE's increased SEK 21 million to SEK (65) million from SEK (44) million, partly as a result of the investment in a new VIE.

          During the three months ended March 31, 2006, the Company had foreign exchange gains, net of SEK 1 million, all relating to gains from currency trading. In the three months ended March 31, 2005, the Company had foreign exchange gains, net of SEK 14 million, consisting of gains of SEK 11 million from currency trading and gains of SEK 3 million from translation differences.

          Other financial income (expense) of SEK (32) million for the three months ended March 31, 2006 includes SEK (11) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in VIE's.
Other financial income (expense) of SEK (33) million for the three months ended
March 31, 2005 includes SEK (18) million related to amortization of deferred finance charges.

INCOME TAXES

          Income taxes for the three months ended March 31, 2006 were SEK (132)
million, consisting of current taxes of SEK (32) million and deferred taxes of
SEK (100) million. Income taxes for the three months ended March 31, 2005 were
SEK (42) million, consisting of current taxes of SEK (34) million and deferred taxes of SEK (8) million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

                                       15

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

LIQUIDITY AND CAPITAL RESOURCES

          The liquidity requirements of the Company principally relate to servicing of debt, financing the purchase of vessels and other assets and funding working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and refinancing arrangements. As of March 31, 2006, the Company had total cash and marketable securities of SEK 8,492 million as compared with SEK 9,252 million at December 31, 2005. The Company has also invested in three VIE's, whose purpose is to invest primarily in high yield securities and corporate bank loans. As of March 31, 2006, total assets of these
VIE's amounted to SEK 7,378 million, which partly was financed by bank debt in the VIE's of SEK 5,073 million. As of December 31, 2005, total assets of these VIE's amounted to SEK 6,213 million, which partly was financed by bank debt in the VIE's of SEK 4,844 million.

          For the three months ended March 31, 2006, cash flows provided by/(used in) operating activities amounted to SEK 655 million as compared to SEK
(349) million in the first three months ended March 31, 2005. For the three months ended March 31, 2006, cash flows used in investing activities amounted to
SEK (4,973) million, including SEK (2,527) million related to capital expenditures. For the three months ended March 31, 2005, cash flows used in investing activities amounted to SEK (603) million. Capital expenditures during the three months ended March 31, 2005 were SEK (626) million. Cash flows provided by financing activities for the three months ended March 31, 2006 amounted to SEK 3,749 million, mainly relating to the new finance lease for the
Stena DrillMAX. For the three months ended March 31, 2005, cash flows used in financing activities amounted to SEK (725) million.

          Total construction in progress as of March 31, 2006 was SEK 2,552 million as compared to SEK 1,280 million at December 31, 2005. The remaining capital expenditure commitment for newbuildings on order as of March 31, 2006 was SEK 7,129 million, of which SEK 2,401 million is due during 2006, SEK 3,015 million is due during 2007 and the rest is due in 2008. The Company plans to finance the unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements.

          At the end of March 2006, a five year finance lease agreement was entered into for the Stena DrillMAX, the first drillship ordered in 2005.
Accordingly, the investment in the drillship is still included in the balance sheet as construction in progress while future rentals are included as other long term receivables in financial fixed assets, a deposit to secure rentals is included as short-term investments and the corresponding liabilities included as capitalized lease obligations.

          Total interest bearing debt as of March 31, 2006 was SEK 25,970 million excluding the debt in the VIE's as compared with SEK 26,793 million at December 31, 2005. Interest bearing debt in the VIE's as of March 31,
2006 was SEK 5,073 million as compared with SEK 4,844 million at December 31,
2005. Total debt decreased partly due to the strengthening of the closing rate of the SEK against the US dollar, the British pound and the euro. As of March
31, 2006, $734 million was utilized under the $1 billion revolving credit facility, of which $10 million was used for issuing of bank guarantees. As of
December 31, 2005, a total of $859 million was outstanding under this facility, of which $10 million was used for issuing of bank guarantees.

          The Company believes that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancings, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.

                                       16

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

OTHER FINANCIAL INFORMATION - RESTRICTED GROUP

          The Company issued $200 million 9 5/8% Senior Notes due 2012 on
November 27, 2002, $175 million 7 1/2% Senior Notes due 2013 on December 3, 2003 and $250 million 7% Senior Notes due 2016 on November 18, 2004 (collectively, the "Notes"). Restricted Group Data represents the selected consolidated financial information excluding the property business segment (other than three small properties) and three subsidiaries, Stena Finanzverwaltungs AG, Stena
Investment Luxembourg SARL and Stena Adactum AB, whose activities consist primarily of investing in securities and in companies outside the Company's traditional lines of business. The property operations are conducted through various subsidiaries. For purposes of the indentures under which the Notes were issued (the "Indentures"), the subsidiaries through which the property operations are conducted (other than the three small properties), together with
Stena Finanzverwaltungs AG, Stena Investment Luxembourg SARL and Stena Adactum
AB, are designated Unrestricted Subsidiaries, as defined in the Indentures, and, as a result, are not bound by the restrictive provisions of the Indentures. In
June 2005, the Company decided to transfer the Bostads AB Drott group to the wholly owned subsidiary Stena Fastigheter AB effective as of January 1, 2005, thereby transferring the Bostads AB Drott group from the Restricted group to the
Unrestricted group. The Condensed Consolidated Income Statement and the
Condensed Consolidated Statement of Cash Flow for the three month period ended
March 31, 2005 have been restated accordingly.

          The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.

          Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.7653, the noon buying rate on March 31, 2006.

                                       17

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

           CONDENSED CONSOLIDATED INCOME STATEMENTS - RESTRICTED GROUP

                                                    THREE MONTH PERIODS ENDED
                                                 -------------------------------
                                                 MARCH 31, 2005   MARCH 31, 2006
                                                 --------------   --------------
                                                           (UNAUDITED)
                                                       SEK          SEK      $
                                                     ------       ------   -----
                                                          (IN MILLIONS)
Revenues:
Ferry operations .............................        1,745        1,738    224
Drilling .....................................          374          688     89
Shipping .....................................          979        1,230    158
   Net gain on sale of vessels ...............           --          373     48
                                                     ------       ------   ----
   Total shipping ............................          979        1,603    206
Property .....................................            9            3     --
   Net gain on sale of properties ............           --           40      5
                                                     ------       ------   ----
   Total property ............................            9           43      5
                                                     ------       ------   ----
Total revenues ...............................        3,107        4,072    524
                                                     ------       ------   ----
Direct operating expenses:
Ferry operations .............................       (1,450)      (1,332)  (172)
Drilling .....................................         (294)        (342)   (44)
Shipping .....................................         (628)        (896)  (115)
Property .....................................           (3)          (2)    --
                                                     ------       ------   ----
Total direct operating expenses ..............       (2,375)      (2,572)  (331)
                                                     ------       ------   ----
Selling and administrative expenses ..........         (381)        (377)   (48)
Depreciation and amortization ................         (325)        (421)   (54)
                                                     ------       ------   ----
Total operating expenses .....................       (3,081)      (3,370)  (433)
                                                     ------       ------   ----
Income from operations .......................           26          702     91
                                                     ------       ------   ----
Financial income and expense:
Dividends received ...........................            4            4      1
Gain (loss) on securities, net ...............          168          230     29
Interest income ..............................           72           88     11
Interest expense .............................         (158)        (188)   (24)
Foreign exchange gains (losses), net .........           14           --     --
Other financial income (expense), net ........          (19)         (14)    (2)
                                                     ------       ------   ----
Total financial income and expense ...........           81          120     15
                                                     ------       ------   ----
Income (loss) before taxes ...................          107          822    106
Income taxes .................................          (48)        (106)   (14)
                                                     ------       ------   ----
Net income (loss) ............................           59          716     92
                                                     ======

                                       18

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

            CONDENSED CONSOLIDATED BALANCE SHEETS - RESTRICTED GROUP

                                                   DECEMBER 31,   MARCH 31, 2006
                                                       2005         (UNAUDITED)
                                                   ------------   --------------
                                                       SEK          SEK      $
                                                   ------------   ------   -----
                                                           (IN MILLIONS)
                     ASSETS

Noncurrent assets:
Intangible assets...............................         307         308      40
Tangible fixed assets:
   Vessels......................................      13,585      12,787   1,647
   Construction in progress.....................       1,280       2,552     329
   Equipment....................................         568         572      73
   Property.....................................       1,574       1,448     186
                                                      ------      ------   -----
Total tangible fixed assets.....................      17,007      17,359   2,235
Financial fixed assets:
Marketable securities...........................         370         435      56
Intercompany accounts, noncurrent...............       1,826       2,332     300
Other assets....................................       3,559       7,139     920
                                                      ------      ------   -----
Total noncurrent assets.........................      23,069      27,573   3,551
                                                      ------      ------   -----
Current assets:
Inventories.....................................         229         226      29
Trade debtors...................................       1,714       1,709     220
Other receivables...............................       1,004       1,325     171
Intercompany accounts, current..................       1,882       1,380     178
Prepaid expenses and accrued income.............         587         991     127
Short-term investments..........................       1,369       1,115     144
Cash and cash equivalents.......................       3,608       2,916     375
                                                      ------      ------   -----
Total current assets............................      10,393       9,662   1,244
                                                      ------      ------   -----
Total assets....................................      33,462      37,235   4,795
                                                      ======      ======   =====
      STOCKHOLDERS' EQUITY AND LIABILITIES

Stockholders' equity:
Capital stock...................................           5           5       1
Reserves .......................................      13,551      14,400   1,854
                                                      ------      ------   -----
Total stockholders' equity......................      13,556      14,405   1,855
                                                      ------      ------   -----
Provisions:
   Deferred income taxes........................         247         299      39
   Other provisions.............................       1,876       1,916     247
                                                      ------      ------   -----
Total provisions................................       2,123       2,215     286
                                                      ------      ------   -----
Noncurrent liabilities:
   Long-term debt...............................       7,974       7,340     945
   Senior notes.................................       4,821       4,717     607
   Capitalized lease obligations................       1,325       5,032     648
   Other noncurrent liabilities.................          91         108      14
                                                      ------      ------   -----
Total noncurrent liabilities....................      14,211      17,197   2,214
Current liabilities:
   Short-term debt..............................         640         261      34
   Capitalized lease obligations................          40          40       5
   Trade accounts payable.......................         507         461      59
   Income tax payable...........................         139         116      15
   Other........................................         407         373      48
   Intercompany balances, current...............          53          48       6
   Accrued costs and prepaid income.............       1,786       2,119     273
                                                      ------      ------   -----
Total current liabilities.......................       3,572       3,418     440
                                                      ------      ------   -----
Total stockholders' equity and liabilities......      33,462      37,235   4,795
                                                      ======      ======   =====

                                       19

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

        CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW - RESTRICTED GROUP

                                                                     THREE MONTH PERIODS ENDED
                                                                  -------------------------------
                                                                  MARCH 31, 2005   MARCH 31, 2006
                                                                  --------------   --------------
                                                                            (UNAUDITED)
                                                                  -------------------------------
                                                                       SEK           SEK       $
                                                                      ------       -------   ----
                                                                           (IN MILLIONS)

NET CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)..............................................           59          716     92
Adjustments to reconcile net income (loss) to net cash
   provided by/(used in) operating activities:
Depreciation and amortization..................................          325          421     54
Gain on sale of property, vessels and equipment................           --         (418)   (54)
Gain on securities, net........................................        (168)         (230)   (29)
Unrealized foreign exchange (gains) losses.....................           50          (63)    (9)
Deferred income taxes..........................................           15           91     12
Other non cash items...........................................          172          (62)    (8)
Net cash flows from trading securities.........................        (657)          569     73
Changes in working capital.....................................            1         (386)   (50)
                                                                      ------       ------   ----
Net cash provided by/(used in) operating activities............        (203)          638     81
                                                                      ------       ------   ----

NET CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets .................................          (13)          --     --
Cash proceeds from sale of property, vessels and equipment ....           42        1,302    168
Capital expenditure on property, vessels and equipment ........         (596)      (1,773)  (229)
Proceeds from sale of securities ..............................           64           53      7
Purchase of securities ........................................          226          (93)   (12)
Increase of non-current assets ................................           (7)          --     --
Other investing activities ....................................            2       (3,528)  (454)
                                                                      ------       ------   ----
Net cash used in investing activities .........................         (282)      (4,039)  (520)
                                                                      ------       ------   ----

NET CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt ................................            8           --     --
Principal payments on debt ....................................         (109)        (775)  (100)
Net change in borrowings on line-of-credit agreements .........         (526)        (498)   (64)
New capitalized lease obligation ..............................           --        3,735    481
Principal payments on capital lease obligations ...............          (10)         (10)    (1)
Net change in restricted cash accounts ........................           11         (108)   (14)
Intercompany accounts .........................................         (614)         434     56
Other financing activities ....................................           22          (24)    (3)
                                                                      ------       ------   ----
Net cash provided by/(used in) financing activities ...........       (1,218)       2,754    355
                                                                      ------       ------   ----

Effect of exchange rate changes on cash and cash equivalents...           13          (45)    (6)
                                                                      ------       ------   ----
Net change in cash and cash equivalents .......................       (1,690)        (718)   (93)
Cash and cash equivalents at beginning of period ..............        2,304        3,608    468
                                                                      ------       ------   ----
Cash and cash equivalents at end of period ....................          614        2,916    375
                                                                      ======       ======   ====

                                       20

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                          OTHER DATA - RESTRICTED GROUP

                                                    THREE MONTH PERIODS ENDED
                                                 -------------------------------
                                                 MARCH 31, 2005   MARCH 31, 2006
                                                 --------------   --------------
                                                      SEK           SEK      $
                                                 --------------    -----   -----
                                                           (IN MILLIONS)
OTHER DATA:
Adjusted EBITDA ..............................        423          1,211    156

Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, minority interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. Information concerning Adjusted EBITDA is included because it conforms with the definition of Consolidated Cash Flow in the indentures governing our Senior Notes. Adjusted EBITDA is not a measure in accordance with
Swedish GAAP or US GAAP and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.

The computation of Adjusted EBITDA and a reconciliation to net cash provided by/(used in) operating activities is presented below:

                                                    THREE MONTH PERIODS ENDED
                                                 -------------------------------
                                                 MARCH 31, 2005   MARCH 31, 2006
                                                 --------------   --------------
                                                      SEK          SEK       $
                                                 --------------   ------   -----
                                                          (IN MILLIONS)

Income from operations .......................          26           702     91
Adjustments:
Interest income ..............................          72            88     11
Depreciation and amortization ................         325           421     54
                                                      ----         -----    ---
Adjusted EBITDA ..............................         423         1,211    156
Adjustments:
Gain on sale of vessels ......................          --          (418)   (54)
Net cash flows from trading securities .......        (657)          569     73
Interest expense .............................        (158)         (188)   (24)
Foreign exchange (gains) losses ..............          64           (63)    (9)
Other non cash items .........................         172           (62)    (8)
Changes in working capital ...................           1          (386)   (50)
Other items ..................................         (48)          (25)    (3)
                                                      ----         -----    ---
Net cash provided by/(used in) operating
   activities ................................        (203)          638     81

                                       21